25002414

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-71086

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/25/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: FN Realty Advisors LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

SEC Mail Processing
FEB 28 2025
Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

151 Bodman Place, Suite 201
(No. and Street)

Red Bank	NJ	07701
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jeffrey Radcliffe	217-370-7147	jradcliffe@dfppartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

FGMK LLC
(Name – if individual, state last, first, and middle name)

333 W. Wacker Drive, 6th Floor	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

12/17/2009	3968
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey Radcliffe, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of FN Realty Advisors LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
MICHAEL R. LANGDON
NOTARY PUBLIC, STATE OF ILLINOIS
COMMISSION NUMBER 748338
MY COMMISSION EXPIRES NOVEMBER 21, 2027

Signature:

Title:
Chief Executive Officer

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FN Realty Advisors LLC

Statement of Financial Condition

December 31, 2024

SEC ID 8-71086
Filed as public information pursuant to rule 17a-5(d) under the Securities and Exchange Act of 1934.

Contents

Identifying opportunities.
Delivering solutions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance of
FN Realty Advisors LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of FN Realty Advisors LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

FGMK, LLC

We have served as the Company's auditor since 2024.

Chicago, Illinois
February 25, 2025

FN Realty Advisors LLC

Statement of Financial Condition
December 31, 2024

Assets		
Cash	$	304,215
Prepaid expenses		745
Total assets	$	304,960
Liabilities and Member's Equity		
Liabilities		
Payable to related parties	$	1,236
Total liabilities		1,236
Member's equity		303,724
Total liabilities and member's equity	$	304,960

The accompanying notes are an integral part of this financial statement.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business

FN Realty Advisors LLC (the Company) was organized under the laws of the State of Delaware as a limited liability company on February 7, 2023, and is wholly owned by MOTIS Holdings, LLC (the Parent). The Company engages in the structuring and selling of private placement activities with a focus on the distribution of real estate offerings in both single asset and private REIT offerings. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority Inc. (FINRA) and the Securities Investor Protection Corporation (SIPC). The membership with FINRA was effective January 25, 2024.

Basis of Accounting

The Company's financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates

The preparation of this financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of this financial statement. Actual results could differ from those estimates.

Cash

Cash represent demand deposits held at a single financial institution. As of December 31, 2024, the Company had cash balances with financial institutions in excess of Federal Deposit Insurance Corporation insured limits. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Revenue Recognition

The Company follows Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers. The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

As contracts are executed with clients, private placement fees are recognized as revenue upon completion of a fee-based transaction as this satisfies the only performance obligation identified. Private placement fees relate to services included in agreements with clients. These fees are recognized over time as the performance obligation is satisfied. The agreements with clients may contain nonrefundable retainer fees and success fees, which may be fixed or represent a percentage of value that the clients receives if and when a transaction is completed. The retainer fees, or

any other milestone fees, reduce any success fee subsequently invoiced and received upon the completion of a transaction. The Company will evaluate its nonrefundable retainer payments, to ensure its fee relates to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that may result in the Company accounting for all the services promised in a contract as a single performance obligation, and the retainer fee will be classified as contract liability on the Statement of Financial Condition.

Income Taxes

The Company is a single member limited liability company and is not a tax filing or paying entity for income tax purposes. Thus, no income tax expense has been recorded by the Company. The income or loss of the Company is passed through to the Parent and included in the computation of the Parent's taxable income.

Adoption of New Accounting Pronouncements

The FASB issued ASU 2023-07 on November 27, 2023, which is intended to improve reportable segment disclosure requirements. Under previous guidance, while entities were required to disclose segment revenue and measure of profit or loss, there has been limited disclosure around the reporting of segment expenses. In addition to enhanced disclosures about significant segment expenses, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The purpose of the amendments is to enable investors to better understand an entity's overall performance and assess potential future cash flows. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024.

Note 2 – Prepaid Expenses

The Company's prepaid expenses as of December 31, 2024, consist of prepaid insurance which is amortized over the policy period.

Note 3 – Related Party Transactions

The Company participates in Expense Sharing Agreements with GreenPeak Shared Services LLC and FNRP Realty Advisors LLC and Sub-Lease Agreements with First National Property Management LLC, affiliated entities of the Company. Under the terms of these agreements, the Company is provided with general corporate services for accounting, human resources, technology, legal, consulting, and rental space necessary to operate the business on a cost-reimbursement basis. The expenses incurred by the Company were allocated at cost, in proportion to the Company's utilization, and the rent was charged according to the Sub-Lease Agreements. As of December 31, 2024, $1,236 was included in payable to related parties on the Statement of Financial Condition.

Note 4 - Net Capital Requirements

The Company is subject to SEC Rule 15c3-1, the "Uniform Net Capital Rule," which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as these terms are defined in the rule, shall not exceed 15 to 1. As of December 31, 2024, the Company had net capital and required net capital of

$302,979 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio as of December 31, 2024, was .41 to 1.

Note 5 - Exemption from SEC Rule 15c3-3

The Company is not claiming an exemption from Rule 15c3-3, but is instead relying on Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. paragraph 240.17a-5 because the Company engages in the structuring and selling of private placement activities and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers, and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal period.

Note 6 - Subsequent Events

In preparing this financial statement, the Company has evaluated events and transactions for potential recognition or disclosure through February 25, 2025, the date this financial statement was available to be issued.